UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-36582

Altamira Therapeutics Ltd.

(Exact name of registrant as specified in its charter)

Clarendon House, 2 Church Street

Hamilton HM 11, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Partial Spin-Off of Bentrio® Business

On November 21, 2023, Altamira Therapeutics Ltd., an exempted company limited by shares incorporated in Bermuda (the “Company”) closed the transaction for the partial spin-off of its Bentrio® business pursuant to that share purchase agreement, dated November 17, 2023 (the “Purchase Agreement”) by and between Auris Medical AG (“Seller”), a wholly-owned subsidiary of the Company, and a Swiss private equity investor (“Purchaser”). Under the Purchase Agreement, the Company sold a 51% stake in its subsidiary Altamira Medica AG (“Medica”) as part of its strategic repositioning around its RNA delivery technology. Medica’s key asset is Bentrio®, a drug-free OTC nasal spray utilized for the treatment of allergic rhinitis, which has been cleared by the FDA and is being commercialized in a growing number of countries.

Pursuant to the Purchase Agreement, the Company received a cash consideration of CHF 2,040,000 (about $2.3 million) for the 51% stake in Medica and retained 49% of the company’s share capital. Further, the Company is entitled to receive 25% of Medica’s future gross licensing income. The transaction also includes the sale of Auris Medical Pty Ltd, Melbourne (Australia) and a cash contribution of CHF 1,000,000 in total to Medica’s capital by its two shareholders pro rata of their shareholdings following the closing. Medica will continue its operations under its current name and with current staff in collaboration with the Company, including the continued provision of certain services at cost. The Company anticipates recording a financial gain of approximately $5.2 million from the transaction in accordance with International Financial Reporting Standards (IFRS).

The Purchase Agreement also contains customary representations, warranties and covenants by both parties, as well as customary provisions relating to indemnification, confidentiality and other matters. The foregoing description of the terms of the Purchase Agreement is qualified in its entirety by reference to the full text of the Purchase Agreement, which is filed as Exhibit 2.1 to this Report on Form 6-K and incorporated by reference herein.

Compliance with Continued Listing Rule

As previously announced, on May 25, 2023 the Company received written notification from the Listing Qualifications Department of Nasdaq, indicating that based on the Company’s shareholders’ equity of $(8.3) million for the period ended December 31, 2022, the Company was no longer in compliance with the minimum shareholders’ equity requirement of $2.5 million as set forth in Nasdaq Listing Rule 5550(b)(1) for continued listing on Nasdaq. On July 10, 2023, the Company submitted a plan to Nasdaq to regain compliance with the Stockholders’ Equity Requirement, and on July 25, 2023 Nasdaq notified the Company that it would be granted an extension until November 21, 2023, to demonstrate compliance with Listing Rule 5550(b)(1) to meet the continued listing requirements of Nasdaq, conditioned upon the Company evidencing compliance with the listing rule.

As previously announced, on July 10, 2023 the Company raised net proceeds of $4.2 million through the public offering of 11,111,112 common shares (or pre-funded warrants) at $0.45 each and 11,111,112 warrants with an exercise price of CHF 0.40 and a 5-year duration.

As previously announced, on May 1, 2023 the Company entered into a convertible loan agreement with FiveT Investment Management (“FiveT IM”), pursuant to which FiveT IM has agreed to loan to the Company CHF 2,500,000, which bears interest at the rate of 10% per annum and matures 22 months from May 4, 2023. FiveT IM will have the right to convert all or part of the convertible loan, including accrued and unpaid interest, at its option, into common shares, subject to the limitation that FiveT IM own no more than 4.99% of the common shares at any time. The conversion price was fixed at CHF 1.42 per common share (subject to adjustment for share splits or other similar events). Further, FiveT IM received warrants to purchase an aggregate of 1,625,487 common shares at an exercise price of CHF 1.538 per common share, which may be exercised up to five years.

Commencing 60 days after May 4, 2023, but not before July 1, 2023 and subject to availability of an effective registration statement, the Company must repay at least 1/20th of the outstanding loan plus accrued interest pro rata in monthly tranches which, at the Company’s discretion, may be paid at any time during the month either in: (i) cash plus 3% or (ii) common shares, or a combination of both. Such shares will be priced at the lower of (i) the mean daily trading volume weighted average price for the common shares on the 20 trading days preceding the repayment date or (ii) 90% of the daily trading volume weighted average price for common shares on the repayment date. The Company may repay all or part of the convertible loan after three months. Until March 31, 2024, FiveT IM may cause the Company to redeem the convertible loan for cash in an amount of up to 20% of the cash proceeds from an out-licensing or divestiture transaction executed by the Company that results in gross cash proceeds of at least CHF 1,000,000.

Subsequent to June 30, 2023, a net amount of $0.2 million under the 2023 FiveT Loan has been amortized into equity.

As described above in this report, on November 21, 2023 the Company closed the transaction for the partial spin-off of its Bentrio® business. As a result of spinoff described above, the Company anticipates recording a financial gain of approximately $5.2 million, as a result of, among other things: (i) the cash proceeds received from the Purchaser, (ii) the Company retaining partial ownership of the equity of Medica and (iii) the recognition of previously deferred income.

As a result of the foregoing events, as of the date of this report the Company believes it has regained compliance with the stockholders’ equity requirement on a pro forma basis. Nevertheless, Nasdaq will continue to monitor the Company’s ongoing compliance with the stockholders’ equity requirement and, if at the time of its next periodic report the Company does not evidence compliance, that it may be subject to delisting.

EXHIBIT INDEX

Exhibit Number	Description
2.1*	Share Purchase Agreement, dated November 17, 2023, by and between Auris Medical AG and the Purchaser.

Certain portions of this exhibit have been redacted as they are both not material and are of the type of information that the registrant treats as private or confidential. The omissions have been indicated by “[***]”. The Company agrees to furnish supplementally an unredacted copy of the exhibit to the SEC upon its request.

INCORPORATION BY REFERENCE

This Report on Form 6-K, including the exhibit to this Report on Form 6-K, shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Numbers 333-228121, 333-249347, 333-261127, 333-264298, 333-267584 and 333-272338) and Form S-8 (Registration Numbers 333-232735 and 333-252141) of Altamira Therapeutics Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Altamira Therapeutics Ltd.

Date: November 21, 2023	By:	/s/ Thomas Meyer
		Name:	Thomas Meyer
		Title:	Chief Executive Officer

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